Listed on the Toronto Stock Exchange:CBD

Cumberland Resources

 #906 - 595 Howe Street

Vancouver, BC  V6C 2T5

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.CumberlandResources.com

Email:      cumberland@telus.net

News Release 02-15

September 10th 2002

MEADOWBANK GOLD PROJECT:

DRILLING YIELDS OUTSTANDING NEAR SURFACE INTERSECTIONS

CUMBERLAND RESOURCES LTD. (CBD-TSE) (the "Company") reports that ongoing drilling activities continue to return outstanding results at the Company's 100% owned Meadowbank Gold Project, located 70 km north of Baker Lake, Nunavut.  Recent, near-surface, high grade intersections from the delineation of the Vault deposit (inferred category resource of 7.47 million tonnes grading 3.90 g/t gold, MRDI 2001) open pit resource include:

11.57 g/t over 12.83m at 40m  below surface (includes 79.8 g/t over 1.4m) in hole VLT02-085

25.66 g/t over 2.2m at 58m below surface

and

7.35 g/t over 8.83m at 93m below surface in hole VLT 02-080

Drilling also continues to confirm and improve the very shallow portion of the resource at Vault with wide, consistent intersections such as:

4.06 g/t over 11.88m at 23m below surface in hole VLT 02-076

In addition, the Company is pleased to report an additional intersection from the new PDF Zone, located approximately 10 km north of the Vault Deposit:

4.01 g/t over 3.51m at 48m below surface in hole PDF02-012

Hole PDF02-012 is located approximately 35m down-dip of previously released hole PDF02-011 which yielded 18.99 g/t over 4.10m at 35m below surface and was a follow-up of the 7.11 g/t over 2.55m intersection at 20m below surface in hole PDF00-05.

To date the Company has now completed approximately 127 drill holes in 15,100 m of diamond drilling during activities in 2002 at the Meadowbank Gold Project. Over 525 drill holes now define the five near surface gold deposits at Meadowbank.

Economic studies ("Preliminary Assessment") on the Meadowbank project, completed prior to this year's drill campaign by consulting engineers MRDI Canada, (see News Release NR02-02), using a production rate of 246,000 oz. per year for 8.3 years generated estimated total cash costs of $US 168/oz. gold with approximately 85% of the production from open pit designs. The $6.4 million 2002 program is designed to enlarge and improve the resources and reserves of the Meadowbank gold deposits and includes extensive environmental, geotechnical and metallurgical studies in preparation for feasibility studies.

News Release 02-15

Page Two

Vault Deposit Definition Drilling

Approximately 50 drill holes have been completed at the Vault deposit (inferred category resource of 7.47 million tonnes grading 3.90 g/t gold, MRDI 2001) since the start of the Phase 2 program. Most of these drill holes have been directed at defining the shallow, near surface component of the deposit in preparation for feasibility level open pit designs.  Intersections from the first 23 drill holes (see map for locations) have been received:

Vault 2002 Pit Definition Drilling

HOLE	LOCATION		FROM (m)	TO (m)	INTERVAL (m)	GRADE (Au) g/T
*VLT02-59	4350N	4950W	22.67	29.20	6.53	2.97
*VLT02-60	4425N	4950W	27.88	37.05	9.17	2.63
*VLT02-61	4460N	4850W	65.36	73.55	8.19	3.17
*VLT02-62	4500N	4831W	67.95	79.10	11.15	3.45
*VLT02-63	4500N	4732W	94.63	101.81	7.18	2.99
*VLT02-64	4540N	4850W	59.35	69.90	10.55	14.07
	incl		59.35	60.35	1.0	104.10
*VLT02-65	4540N	4800W	76.58	82.22	5.64	3.59
*VLT02-66	4540N	4735W	94.53	101.02	6.49	4.74
*VLT02-67	4575N	4870W	52.48	66.10	13.62	3.22
*VLT02-68	4575N	4786W	80.0	90.9	10.9	4.35
*VLT02-69	4460N	4950W	27.78	37.31	9.53	4.02
*VLT02-70	4460N	4900W	49.78	54.28	4.50	4.09
*VLT02-71	4500N	4968W	19.60	28.87	9.27	4.48
*VLT02-72	4500N	4924W	42.13	48.00	5.87	2.39
*VLT02-73	4540N	4950W	28.29	40.47	12.18	2.79
VLT02-74	4540N	4900W	44.18	55.94	11.76	3.86
VLT02-75	4575N	4950W	26.42	27.48	1.06	6.15
VLT02-76	4625N	4950W	18.40	30.28	11.88	4.06
VLT02-77	4625N	4900W	39.70	43.51	3.81	3.03
VLT02-78	4625N	4850W	33.10	34.57	1.47	11.30
	and		62.20	70.24	8.04	3.06
VLT02-79	4625N	4800W	43.65	50.00	6.35	3.87
	and		72.92	84.78	11.86	5.38
VLT02-80	4625N	4750W	57.80	60.00	2.2	25.66
	incl		58.40	58.75	0.35	115.00
	and		75.83	77.94	2.11	2.16
	and		83.13	85.56	2.43	4.15
	and		90.02	98.95	8.83	7.35
VLT02-85	4740N	4850W	34.55	47.38	12.83	11.57
	incl		39.45	40.82	1.37	79.81
	and		53.57	60.82	7.25	2.11
	and		63.60	66.76	2.96	3.38

     *previously released

     (a drill hole plan map is available upon request )

News Release 02-15

Page Three

The Company continues to be impressed by the grades, continuity and widths of these near surface intersections. The bulk, potential open pit component of the Vault deposit is now well-defined in the western and central portion of the deposit. Holes VLT 02-85 (11.57g/t over 12.83m) and *VLT02-64 (14.07g/t over 10.55m) are the best intersections returned in the deposit since discovery in 2000.  Management believes the high-grades in these holes should have a positive impact on the average grade and offer expansion potential of the open pit designs in the central and southwest sector of the deposit.

PDF Zone Yields More Gold

The PDF Zone, located approximately 10 km north of the Vault Deposit, was discovered in 1999 by surface prospecting. Surface grab samples, taken at the time, outlined a discontinuous, mineralized trend of approximately 250m in length. In 2000 five-wide spaced, shallow drill holes tested the 250m length of surface mineralization.  All holes returned mineralization with the most encouraging drill hole (PDF00-05) returning 7.11 g/t gold over 2.55m at 20m below surface.  In early July 2002 an additional five holes (drilled on 50m spacings) tested the PDF zone. Since August 2002 another 13 drill holes have been completed. Results, to date, are as follows:

PDF ZONE 2002 Drilling

HOLE	LOCATION		FROM (m)	TO (m)	INTERVAL (m)	GRADE (Au) g/T
*PDF02-07	1950E	4900N	NSV
*PDF02-08	1900E	4970N	8.50	9.10	0.60	5.85
*PDF02-09	2000E	4975N	10.60	14.00	3.40	1.19
*PDF02-10	2125E	4950N	NSV
*PDF02-11	2000E	4925N	30.14	30.8	0.66	14.80
		And	33.76	37.86	4.10	18.99
		Incl	33.76	34.34	0.58	80.00
		And	45.88	48.12	2.24	4.45
PDF02-12	2000E	4885N	39.49	40.15	0.66	6.75
		and	42.11	42.76	0.65	2.18
		and	48.26	51.77	3.51	4.01
		incl	48.26	48.56	0.30	23.30

    *previously released

The Company also continues to be encouraged by results from the PDF Zone. Results from the additional 12 holes drilled at the PDF Zone are pending.

Meadowbank is host to the third largest gold resource in Canada with five closely spaced, near surface, gold deposits including the Vault deposit. Independent resource estimates completed at the end of 2001 totaled:

Meadowbank Project Resources (MRDI Canada, 2001)

Measured and Indicated( 7,775,000 t grading 5.79 g/t) Inferred (10,937,000 t grading 4.44 g/t) Total	1,447,300 oz. gold 1,561,200 oz. gold 3,008,000 oz. gold

News Release 02-15

Page Four

Cumberland is well financed with approximately $14 million in working capital and is positioning itself to become North America's next mid-tier level gold producer by advancing the Meadowbank Project to production at a rate of approximately 250,000 oz. per year.

Cumberland Resources holds interests in two of the largest undeveloped gold projects in Canada: Meadowbank (100%) and Meliadine West (22% carried).

For further information, please contact Mr. Glen Dickson, President, or Mr. Kerry Curtis, Senior Vice President.

CUMBERLAND RESOURCES LTD.

__________________________________

"Kerry M. Curtis, B.Sc., P.Geo."

Senior Vice President

R. Brian Alexander, P.Geol.  is the Project Manager and designated Q.P. for the Meadowbank Project.  Mr. Alexander has managed the project since 1997 and supervises drill hole planning, implementation and quality control/quality assurance programs.  Drill core analysis is performed on split core with standard fire assay procedures and AA finish.  QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples. Gravimetric analysis is performed on any sample yielding greater than 1 g/t gold in fire assay. Primary assaying is performed by IPL Laboratories, of Vancouver. ASL Chemex Labs of Vancouver provides external reference assaying.

Cautionary Note: The preliminary assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms ``Resource(s)'' does not equate to ``reserves'' and normally may not be included in documents filed with the Securities and Exchange Commission. ``Resources'' are sometimes referred to as ``mineralization'' or ``mineral deposits''.

Certain statements in this News Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation's Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.